Mail Stop 0308

							April 12, 2005



Thomas P. Benson
Chief Financial Officer
CKX, Inc.
650 Madison Avenue
New York NY  10022


	RE:	CKX, Inc.
		Item 4.01 Form 8-K filed April 7, 2005
            	File No. 0-17436


Dear Mr. Benson:

          We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. We do not believe the statement that you replaced your former auditors is substantially the same as saying you dismissed them, if true. Please revise to use the term, "dismissed" if true. See
Item
304(a)(1)(i) of Regulation S-K.

2. It is suggested that the third paragraph be revised to state what subsequent interim period you are referring to and to use the singular form of that period. Please note that there is only one subsequent interim period; that is, the period from the end of the most recent fiscal year through the date of dismissal, if true.

3. Please tell us if Deloitte has accepted the engagement. Your disclosure that the Board approved Deloitte may not be the same as their immediate acceptance. If this process has not been finalized, you may want to revise the disclosure to clarify this fact.






Thomas Benson
CKX, Inc.
April 12, 2005
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. The amendment should include an updated letter from your former accountants indicating that they have read the Form 8-K/A. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-
K/A. Any questions regarding the above should be directed to me at
(202) 942-1809, or in my absence, to Robert Benton at (202) 942-
1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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